Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

RECEIVED
2008 OCT -6 P 2:03
FFICE OF INTERNATIONA
CORPORATE FINANCE

1 October 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

[redacted]

08005206

Yours sincerely

pp.

Dennis Leong
Company Secretary

PROCESSED
OCT 0 8 2008
THOMSON REUTERS

cag_cosec_syd_prd/68580_1

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

RECEIVED
2008 OCT -6 P 2:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited	
ABN	46 008 583 542	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter H Warne
Date of last notice	28 July 2008 but 27 November 2007 re Macquarie Capital Alliance Group ("MCQ") stapled securities

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited for Peter H Warne.
Date of change	9 September 2008. The disposal was compulsory following approval of MCQ's scheme of arrangement.
No. of securities held prior to change	155,983 MCQ stapled securities.
Class	MCQ stapled securities
Number acquired	Nil
Number disposed	155,983 MCQ stapled securities
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.00 per MCQ stapled security
No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities transferred via off-market transfer, as a result of the privatisation of MCQ.

cag_cosec_syd_prd/85831_1

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 29 September 2008

Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited	
ABN	46 008 583 542	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	5 June 2008 but 12 November 2007 re Macquarie Capital Alliance Group ("MCQ") stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland.
Date of change	9 September 2008. The disposal was compulsory following approval of MCQ's scheme of arrangement.
No. of securities held prior to change	58,000 MCQ stapled securities.
Class	MCQ stapled securities
Number acquired	Nil
Number disposed	58,000 MCQ stapled securities
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.00 per MCQ stapled security
No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities transferred via off-market transfer, as a result of the privatisation of MCQ.

cag_cosec_syd_prd/85828_1

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 29 September 2008

+ See chapter 19 for defined terms.

Document furnished to United States
Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

RECEIVED
2008 OCT -6 P 2:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited	
ABN	46 008 583 542	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	24 June 2008 but 7 November 2007 re Macquarie Capital Alliance Group ("MCQ") stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by H J McCann Investments P/L as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary.
Date of change	9 September 2008. The disposal was compulsory following approval of MCQ's scheme of arrangement.
No. of securities held prior to change	12,500 MCQ stapled securities.
Class	MCQ stapled securities
Number acquired	Nil
Number disposed	12,500 MCQ stapled securities
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.00 per MCQ stapled security
No. of securities held after change	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities transferred via off-market transfer, as a result of the privatisation of MCQ.

cag_cosec_syd_prd/85830_1

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 26 September 2008

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

MACQUARIE

ASX/Media Release

Macquarie to sell investment lending business

SYDNEY, 26 September 2008 – Macquarie Bank Limited today announced it intends to sell its Investment Lending business in Australia.

The potential sale of the business follows on from Macquarie's decision in March 2008 to wind back its mortgage business and reflects the increased cost of funding associated with changed financial market conditions over the past year.

While the investment lending business is an Australian market leader and has been a profitable business, it contributes less than one percent of Macquarie Group profits.

The sale of the business will not be financially material to Macquarie Group and will enable the Group to further focus on continuing to grow Macquarie's most profitable businesses.

Macquarie is discussing with potential buyers an ongoing strategic partnership which will allow Macquarie to continue to provide investment loan products to its clients.

Contacts:

Paula Hannaford, Macquarie Group, Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group, Investor Relations	+612 8232 5008

END